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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     FAIRBANKS                     TYRONE                   J.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                         515 W. Greens Road, Suite 720
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                                    (Street)

   Houston                           Texas               77067
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Fortune Natural Resources Corporation - FPXA
____________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     February 12, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Chairman of the Board and Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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Common Stock                2/11/03                  J*              220,000     D      N/A      23,442        D
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Common Stock                                                                                     44,678        I        401(k) Plan
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Preferred Stock Series A                                                                          2,000        I        401(k) Plan
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====================================================================================================================================

J*  SEE ATTACHED SHEET FOR EXPLANATION.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                            Number    10.
                                                                                                            of        Owner-
                                                                                                            deriv-    ship
                                                                                                            ative     Form
             2.                                                                                             Secur-    of
             Conver-                           5.                                7.                         ities     Deriv-  11.
             sion                              Number of                         Title and Amount           Bene-     ative   Nature
             or                                Derivative       6.                of Underlying     8.      ficially  Secur-  of
             Exer-           3A.      4.       Securities       Date              Securities        Price   Owned     ity:    In-
             cise            Deemed   Trans-   Acquired (A)     Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct  direct
             Price   3.      Execut-  action   or Disposed      Expiration Date   ---------------   Deriv-  ing       (D) or  Bene-
1.           of      Trans-  ion      Code     of(D)            (Month/Day/Year)            Amount  ative   Reported  In-     ficial
Title of     Deriv-  action  Date if  (Instr.  (Instr. 3,       -----------------           or      Secur-  Trans-    direct  Owner-
Derivative   ative   Date    any      8)       4 and 5)         Date      Expira-           Number  ity     action(s) (I)     ship
Security     Secur-  (mm/dd/ (mm/dd/  ------   ------------     Exer-     tion              of      (Instr. (Instr.   (Instr. (Instr
(Instr. 3)   ity     yy)     yy)      Code V    (A)     (D)     cisable   Date     Title    Shares  5)      4)        4)      4)
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Stock                                                                              Common
Options      $1.5625 2/11/03          J*        100,000        03/05/98   03/04/03 Stock     100,000 $1.5625 100,000   D
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Stock                                                                              Common
Options      $1.5625 2/11/03          J*        120,000        03/25/99   03/24/04 Stock     120,000 $1.5625 120,000   D
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Stock                                                                              Common
Options      $0.50   2/11/03          H                100,000 11/21/02   11/20/05 Stock     100,000 $0.50     -0-     D
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Private                                                                            Common
Warrants     $0.50   2/11/03          H                120,000 12/10/02   12/9/05  Stock     120,000 $0.50     -0-     D
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Stock
Options                                                                                                     180,000   D
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Stock
Options                                                                                                     180,000   D
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Stock
Options                                                                                                     180,000   D
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Stock
Options                                                                                                     150,000   D(1)
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Private                                                                                                                       401(k)
Warrants                                                                                                      2,000   I(1)    Plan
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Private
Warrants                                                                                                     14,000   D(1)
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Private
Warrants                                                                                                      4,000   D(1)
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Private                                                                            Common
Warrants     $0.27   1/28/03          J^          4,760        01/28/03  01/27/05  Stock       4,760 $0.27    4,760   D
====================================================================================================================================

Explanation of Responses:

J* SEE ATTACHED SHEET FOR EXPLANATION.
J^ ADDITIONAL CONSIDERATION AS A RESULT OF A LOAN TRANSACTION.

(1) These securities are listed separately since the terms and expiration dates differ.


        /s/ Tyrone J. Fairbanks                             February 12, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


                                                                          Page 2

J* After board approval of the proposed transaction, Mr. Fairbanks agreed to lend the Company an additional $22,000 in cash in consideration foor the conversion and return, at cost of 220,000 shares of common stock acquired by him in November and December 2002 through the exercise of stock options. The new additional cash, plus the value of the returned stock at cost, is evidenced by a new note of $44,000 issued February 11, 2003, which is not convertible into any securities of the Company. Upon completion of the transaction, Mr. Fairbanks' options, exercisable at $1.5625 per share, were reinstated.

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